Exhibit 13(c)(1)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

CENTRE FUNDS

Centre Global Infrastructure Fund

This Amended and Restated Expense Limitation Agreement (“Agreement”), dated April 5, 2019, is made and entered into by and between Centre Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Centre Global Infrastructure Fund (the “Fund”), and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are party to an investment advisory agreement (the “Advisory Agreement”) dated July 20, 2016, pursuant to which the Adviser, during the term of such agreement, provides investment advisory services to the Fund;

WHEREAS, the Trust, on behalf of the Fund, and the Adviser entered into an amended and restated expense limitation agreement dated May 18, 2018, pursuant to which certain operating expenses of the Fund were limited in accordance with the terms set forth therein; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser desire to amend and restate such expense limitation agreement, contingent on shareholder approval of a proposed Agreement and Plan of Reorganization under which SkyBridge Dividend Value Fund, a series of FundVantage Trust, a Delaware statutory trust, would be reorganized into the Fund (the “Reorganization”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the total operating expenses of the Fund (including (but not limited to) investment advisory fees of the Adviser, distribution/service (Rule 12b-1) fees, and shareholder services fees, but excluding, as applicable, any taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business)) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the “Maximum Operating Expense Limit,” as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The maximum Operating Expense Limit in any year shall be the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of a fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement, including organizational expenses, shall be repaid to the Adviser by the Fund in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, provided that the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree). Any such reimbursements by the Fund shall be reported to the Board of Trustees of the Trust (the “Board”).

2.	Term and Termination of Agreement.

This Agreement shall cover the one-year period beginning after the closing of the Reorganization. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon 60 days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Prior Agreements. This Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings and communications of the Trust or the Adviser or their respective representatives, oral or written, respecting such subject matter.

(c) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Declaration of Trust or By-Laws of the Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(d) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser or the Investment Company Act of 1940, as amended (the “1940 Act”), shall have the same meaning as and be resolved by reference to such investment advisory agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CENTRE FUNDS

/s/ James A. Abate
By: James A. Abate, President

CENTRE ASSET MANAGEMENT, LLC

/s/ James A. Abate
By: James A. Abate, Managing Director

SCHEDULE A

MAXIMUM OPERATING EXPENSE LIMITS

Fund Name and Class of Shares	Maximum Operating Expense Limit*
Centre Global Infrastructure Fund
Investor Class Shares	1.25%
Institutional Class Shares	1.00%

* Annual rate, expressed as a percentage of the Fund’s average daily net assets.

 4